

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   March 31, 2011

Mr. Leo Ehrlich
Chief Executive Officer
Cellceutix Corporation
100 Cumming Center, Suite 151-B
Beverly, Massachusetts 01915

> **Re: Cellceutix Corporation**
> **Revised Preliminary Information Statement**
> **Filed March 31, 2011**
> **File No. 000-52321**

Dear Mr. Ehrlich:

We have completed our review of your preliminary information statement and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director